Exhibit D-1

RECENT DEVELOPMENTS AND SUMMARY

The information included in this section supplements the information about the Republic contained in the Republic’s Annual Report for 2024 on Form 18-K filed with the SEC on September 30, 2025, as amended from time to time. To the extent the information in this section is inconsistent with the information contained in the Annual Report for 2024, as amended from time to time, the information in this section supersedes and replaces such information. Capitalized terms not defined in this section have the meanings ascribed to them in the Annual Report for 2024.

GENERAL

In 2024, the Republic’s GDP increased by 3.3% compared to the previous year. In 2023, the Republic’s GDP increased by 4.5% compared to the previous year. See “ — Economic Developments” for more information.

The Republic’s GDP increased by 2.3% in the first quarter of 2025 compared with the same quarter of 2024. The Republic’s GDP increased by 4.8% in the second quarter of 2025 compared with the same quarter of 2024. See “ — Economic Developments” for more information.

The Republic’s presidential and parliamentary elections are held every five years on the same date. The next presidential and parliamentary elections are scheduled to be held on May 14, 2028.

POLITICAL CONDITIONS

The following table sets forth the composition of the Grand National Assembly of Türkiye by total number of seats as of October 27, 2025:

Number of Seats
Justice and Development Party (AKP)	272
Republican People’s Party (CHP)	138
Peoples’ Equality and Democracy Party (DEM Party)	56
Nationalist Action Party (MHP)	47
İYİ Party	29
New Path Party (YYP)	21
New Welfare Party (YRP)	4
Free Cause Party (HÜDA PAR)	4
Turkish Workers Party (TİP)	3
Democratic Regions Party (DBP)	2
Labour Party (EMEP)	2
Felicity Party (SP)	1
Democratic Party (DP)	1
Democratic Left Party (DSP)	1
Independent	11

Total	592

Source: The Grand National Assembly of Türkiye

FOREIGN POLICY AND INTERNATIONAL RELATIONS

The EU

On September 24, 2025, Turkish President Recep Tayyip Erdogan met with French President Emmanuel Macron at the UN headquarters. Underlining that dialogue with France is important for Türkiye; President Erdogan stated that efforts would continue to strengthen further cooperation in many fields, particularly trade, energy, and the defense industry. President Erdogan stressed that Türkiye is determined to revitalize and advance its relations with the EU, and that activating the necessary mechanisms without delay would be beneficial.

World Bank

On October 6, 2025, the Turkish Electricity Transmission Corporation (TEIAS) and the World Bank signed a $750 million financing deal to strengthen Türkiye’s electricity transmission network.

United States

On January 4, 2022, the United States Court of Appeals for the Second Circuit put the federal government’s prosecution of Türkiye Halk Bankası A.Ş. (“Halkbank”). on hold while the bank appeals to the U.S. Supreme Court. The prosecution relates to a six-count indictment for fraud, money laundering, and sanctions offenses in connection with the bank’s alleged participation in a scheme to evade unilateral U.S. sanctions on Iran. On October 3, 2022, the U.S. Supreme Court agreed to hear Turkish state-owned lender Halkbank’s bid to avoid criminal charges of money laundering, bank fraud and conspiracy for allegedly helping Iran evade economic sanctions. On January 17, 2023, the U.S. Supreme Court heard oral arguments on this matter. On April 19, 2023, the U.S. Supreme Court rejected certain arguments by Halkbank that the 1976 U.S. Foreign Sovereign Immunities Act shields the bank from prosecution but did not consider Halkbank’s common law defenses. The U.S. Supreme Court ordered the U.S. Court of Appeals for the Second Circuit to reconsider Halkbank’s effort to dismiss the case based on these defenses. On January 9, 2024, Halkbank announced the dismissal of the first civil lawsuit filed against the bank in the U.S. on March 27, 2020. The case was dismissed first by the U.S. District Court for the Southern District of New York and then the U.S. Court of Appeals for the Second Circuit “on grounds of forum non conveniens”. On October 22, 2024, the U.S. Court of Appeals for the Second Circuit ruled that Halkbank is not entitled to immunity and can be prosecuted on the criminal charges laid out in the indictment, and remanded the case to the U.S. District Court for the Southern District of New York for further proceedings. The U.S. Supreme Court had given Halkbank until May 5, 2025 to file a petition appealing the October 2024 ruling by the U.S. Court of Appeals for the Second Circuit, which cleared the way for the prosecution. On May 5, 2025, Halkbank asked the U.S. Supreme Court to review a lower court ruling that Halkbank can be prosecuted for allegedly helping Iran evade American sanctions. On October 6, 2025, the U.S. Supreme Court rejected Halkbank’s request for review on the basis of sovereign immunity, with the result that prosecution for the charges described above can proceed to trial.

Palestine & Israel

On September 23, 2025, Türkiye’s President Recep Tayyip Erdogan attended a leader-level meeting on Gaza in New York, which was attended by US President Donald Trump, as well as leaders from Qatar, Saudi Arabia, Indonesia, Pakistan, Egypt, the United Arab Emirates, and Jordan.

On October 2, 2025, Turkish President Recep Tayyip Erdogan condemned Israel’s “act of piracy” in international waters against the Global Sumud Flotilla en route to Gaza to deliver humanitarian aid to oppressed Palestinians.

On October 9, 2025, Turkish President Recep Tayyip Erdogan welcomed the Gaza ceasefire deal between Israel and the Palestinian group Hamas. President Erdogan thanked US President Trump for demonstrating necessary political will to encourage the Israeli government to agree to ceasefire, as well as Qatar and Egypt.

On October 9, 2025, Turkish Foreign Minister Hakan Fidan said that the reconstruction and administration of Gaza should be managed by the Palestinians without any doubt, adding the international community is on high alert against the possibility of Israeli Prime Minister Benjamin Netanyahu imposing war again.

On October 13, 2025, Turkish President Recep Tayyip Erdogan attended the signing ceremony of the declaration of intent to end the war in Gaza at Sharm el-Sheikh, Egypt, where he went at the invitation of his Egyptian counterpart Abdel Fattah al-Sisi and US counterpart Donald Trump. Leaders of Türkiye, the US, Egypt and Qatar signed the declaration.

Middle East

On October 23, 2025, Turkish President Recep Tayyip Erdogan completed a 3-day tour of Gulf nations that included official visits to Kuwait, Qatar and Oman. During the visit, a total of 24 agreements, memoranda and joint statements were signed. Discussions were focused on strengthening bilateral ties and expanding cooperation on regional and global issues, including the situation in Gaza.

Iraq & Syria

On September 24, 2025, in a meeting with Syrian president Ahmad al-Sharaa in New York, Turkish President Recep Tayyip Erdogan pledged continued support for Syria. President Erdogan said Türkiye expects all sanctions on Syria to be lifted as soon as possible and supports any initiative that respects Syria’s sovereignty and territorial integrity. President Erdogan said the Syrian Democratic Forces must comply with the March 10 agreement, adding that Türkiye is closely monitoring developments in the region, and that support for Syria will continue to increase.

On October 26, 2025, the PKK declared that its armed elements within Türkiye’s borders are in the process of withdrawing to Iraq.

Migration Issues

The Republic is continuing its humanitarian efforts to provide shelter to those fleeing the conflict in Syria. As of October 9, 2025, Türkiye had granted temporary protection to 2,419,425 Syrians.

ECONOMIC DEVELOPMENTS

In September 2025, the Republic’s monthly CPI increased by 3.23% and domestic PPI increased by 2.52% compared to the previous month. In September 2025, the Republic’s annual CPI and domestic PPI increased by 33.29% and 26.59%, respectively, as compared to the same month of the previous year.

On September 10, 2025, the Government offered an interest rate of 41.12% for its 672-day TL denominated fixed coupon Government Bond, compared to 40.93% for its 693-day TL denominated fixed coupon Government Bond on September 18, 2024.

On October 8, 2025, the Government offered an interest rate of 36.98% for its 1820-day TL denominated fixed coupon bond issuance compared to 34.08% for its 1792-day TL denominated fixed coupon Government Bond on October 16, 2024.

The industrial production index increased by 7.1% in August 2025 compared to the same month of the previous year.

In August 2025, the seasonally adjusted unemployment rate increased by 0.4 percentage points to 8.5% as compared to the previous month. In August 2025, the seasonally adjusted employment rate increased by 0.3 percentage points to 49.4% and the number of employed people increased by 208.000 to 32.829 million. The following table indicates seasonally adjusted unemployment figures for the periods indicated:

2025	Unemployment Rate (%)	Unemployment (thousands)
January	8.5	3,009
February	8.2	2,901
March	8.0	2,854
April	8.6	3,050
May	8.4	2,991
June	8.5	3,035
July	8.1	2,876
August	8.5	3,044

Source: TURKSTAT

On September 8, 2025 the Medium-Term Program (MTP) for the period covering 2026-2028 was announced. The MTP outlines key economic targets for the upcoming years. According to the MTP, the Turkish government aims to increase GDP growth to 3.3% in 2025, 3.8% in 2026, 4.3% in 2027, and 5% in 2028. Inflation is expected to be 28.5% by the end of 2025, 16% in 2026, 9% in 2027, and 8% in 2028. On the other hand, the budget deficit is projected to be 3.5% of GDP in 2026 and 2.8% at the end of the program period. The unemployment rate is projected to be 8.5% at the end of this year, with a target of 8.4% for 2026, 8.2% for 2027, and 7.8% for 2028.

EMPLOYMENT AND WAGES

In 2024, the total civilian employment was 32.620 million and the labor force participation rate was at 54.2%, which represented a 0.9 percentage point increase compared to the previous year. In the second quarter of 2025, the seasonally adjusted total civilian employment was 32.435 million and the seasonally adjusted labor force participation rate was at 53.5% without any change compared to the previous quarter. In August 2025, the seasonally adjusted total civilian employment was 32.829 million and the seasonally adjusted labor force participation rate was at 54% with 0.6 percentage point increase compared to the previous month.

As of September 2025, the total asset value of the Unemployment Insurance Fund amounted to approximately TL 541.166 billion.

As of September 2025, 76.71 % of the Unemployment Insurance Fund was invested in bonds, 23.23% of the assets were held in deposits and 0.06% of the assets were held in Takasbank Money Market.

As of July 2025, there were 396 pension funds offered to the public. As of July 2025, the total net asset value of these funds increased to approximately TL 1.642 billion from approximately TL 1.073 billion in July 2024.

FOREIGN TRADE AND BALANCE OF PAYMENTS

In August 2025, the trade balance posted a deficit of U.S.$4.211 billion, with a 15.8% decrease compared with August 2024. In August 2025, total goods imported (c.i.f.), including gold imports decreased by 3.9% over the same in August 2024, reaching U.S.$25.940 billion. In August 2025, the import of capital goods, which are used in the production of physical capital, decreased by 3.3% over the same period in 2024; the import of intermediate goods such as partly finished goods and raw materials, which are used in the production of other goods, decreased by 5.8% over the same period in 2024; and the import of consumption goods increased by 2.7% over the same period in 2024. In August 2025, total goods exported (f.o.b.), decreased by 1.2% to U.S.$21.729 billion, as compared to approximately U.S.$22.001 billion during the same period of 2024. As of August 2025, 12 months rolling total exports (f.o.b.) were approximately U.S$269 billion. Total exports (f.o.b.) and imports (c.i.f.) for 2024 amounted to U.S.$261.8 billion and U.S.$344.0 billion respectively. According to provisional data, foreign direct investment inflows into Türkiye amounted to U.S.$1.519 billion in August 2025. The following table summarizes the balance of payments of Türkiye for the period indicated:

August 2025*
in millions of U.S. Dollars
CURRENT ACCOUNT	5,455
Trade Balance	-2,806
Goods Exports	21,386
Goods Imports	24,192
Services	6,710
Primary Income	-1,232
Secondary Income	-23
CAPITAL ACCOUNT	-71
FINANCIAL ACCOUNT	-1,906
Direct Investment: Net acquisition of financial assets	782
Direct Investment: Net incurrence of liabilities	1,768
Portfolio Investment: Net acquisition of financial assets	1,175
Portfolio Investment: Net incurrence of liabilities	513
Other Investment: Net acquisition of financial assets	-580
Other Investment: Net incurrence of liabilities	1,002
RESERVE ASSETS	5,747
NET ERRORS AND OMISSIONS	-1,543

*	Analytic Presentation

In July 2025, the volume of crude oil imports increased by 11.75% compared to July 2024. In July 2025, natural gas imports increased by 8.47% to 3,912.89 million cubic meters compared to 3,607.42 million cubic meters in July 2024. In July 2025, liquefied petroleum gas imports increased by 3.37% to 317,290.24 tons compared to 306,937 tons in July 2024.

As of September 2025, total gross international reserves were U.S.$180,121 million (compared to U.S.$152,067 million as of September 2024). As of September 2025, gold reserves were U.S.$97,765 million (compared to U.S.$63,360 million as of September 2024) and the Central Bank gross foreign exchange reserves were U.S.$74,642 million as of September 2025 (compared to U.S.$81,085 million as of September 2024).

As of September 2025, the Central Bank reported contingent liabilities in foreign currency, including commercial banks’ reserve requirements held at the Central Bank, to be approximately U.S.$61,659 million (compared to approximately U.S.$51,004 million as of September 2024). As of September 2025, the Central Bank reported foreign currency loans, securities and deposits to be approximately U.S.$44,276 million (compared to approximately U.S.$43,177 million as of September 2024).

As of October 22, 2025, the Central Bank held approximately TL 546.22 billion in public sector deposits.

MONETARY POLICY

According to the latest inflation report published by the Central Bank on August 14, 2025, inflation is projected to decline to 9% in 2027 before stabilizing at the medium-term inflation target of 5%. On October 23, 2025, the Central Bank foreign exchange buying rate for U.S. Dollars was TL 41.9042 per U.S. Dollar. The following table displays the period-end foreign exchange buying rate of Turkish Lira per U.S. Dollar, euro, and Japanese Yen and against the U.S. Dollar-euro currency basket:

Period-End Exchange Rates	2024**
Turkish Lira per U.S. Dollar	35.28
Turkish Lira per euro	36.74
Turkish Lira per 100 Japanese Yen	22.49
Turkish Lira per Currency Basket*	36.01

*	The basket consists of U.S.$0.5 and €0.5.
**	As of December 31, 2024.

Source: Central Bank

As of October 23, 2025, the Central Bank’s international reserve level was approximately U.S.$198.4 billion. The Republic considers both official reserves and external foreign exchange deposits of the banking system and corporations when evaluating the adequacy of all reserve assets held against external liabilities, due to the typical inclination of households and corporations towards foreign exchange deposits in the banking sector. The Central Bank aims to strengthen its international reserves and effectively manage its reserves. However, as a result of the implementation of certain monetary and exchange rate policies, short-term fluctuations can be observed in the level of foreign exchange reserves. Of these policies, banks’ use of the foreign exchange and gold swap facilities provided by the Central Bank has been the main cause of temporary fluctuations in the level of foreign exchange reserves. Other factors affecting foreign exchange reserves include changes in foreign exchange and Turkish Lira required reserve ratios, changes in banks’ free foreign currency accounts, foreign exchange sales to energy importing state-owned enterprises, foreign debt and other current foreign exchange transactions carried out on behalf of the Ministry of Treasury and Finance, onshore and offshore foreign exchange denominated issuances by the Ministry of Treasury and Finance, and export rediscount credit foreign exchange repayments.

BANKING SYSTEM

As of August 2025, the banking system in the Republic had a capital adequacy ratio of 18.25% and a relatively low non-performing loan ratio of 2.22%.

As of August 2025, the loan to deposit ratio and return on average assets of the banking sector were 88.92% and 1.83%, respectively.

With its decision dated September 11, 2025 (published in the Official Gazette dated September 20, 2025), the BRSA granted an operating license to Adil Katılım Bankası A.Ş., which was granted an establishment license pursuant to the Board’s Decision dated September 11, 2025.

PUBLIC FINANCE AND BUDGET

From January to September 2025, the Central Government consolidated budget expenditures were approximately TL 10,222.20 billion (compared to approximately TL 7,158.64 billion in the same period in 2024), the Central Government consolidated budget revenues were approximately TL 9,004.92 billion (compared to approximately TL 6,084.62 billion in 2024), the Central Government consolidated budget deficit was approximately TL 1,217.28 billion (compared to a deficit of approximately TL 1,074.02 billion in 2024), and the Central Government consolidated budget primary surplus was approximately TL 445.10 billion (compared to a deficit of approximately TL 161.33 billion in 2024).

In September 2025, the Central Government consolidated budget expenditures were approximately TL 1,331.00 billion (compared to approximately TL 932.07 billion during the same month of 2024), the Central Government consolidated budget revenues were approximately TL 1,021.36 billion (compared to approximately TL 831.60 billion during the same month of 2024), the Central Government consolidated budget deficit was approximately TL 309.64 billion (compared to a deficit of approximately TL 100.46 billion during the same month of 2024), and the Central Government consolidated budget primary deficit was approximately TL 73.02 billion (compared to a surplus of approximately TL 48.21 billion during the same month of 2024).

The following table sets forth the details of the Central Government budget for the periods indicated:

	2022	2023	2024 (January- December Cumulative)	2025 (September)
Budget Expenditures	2,942,748	6,588,016	10,780,614	1,331,001
1-Excluding Interest	2,631,845	5,913,401	9,510,159	1,094,380
Compensation of Employees	615,296	1,324,584	2,666,027	365,857
Social Security Contributions	96,864	185,783	332,217	49,398
Purchase of Goods and Services	257,660	453,895	747,046	84,296
Current Transfers	1,126,363	2,373,847	3,863,915	457,009
Capital Expenditures	276,896	544,011	944,083	102,845
Capital Transfers	48,822	858,256	640,357	9,903
Lending	209,944	173,025	316,513	25,073
2-Interest	310,903	674,615	1,270,455	236,621
Budget Revenues	2,800,088	5,207,566	8,672,832	1,021,358
1-General Budget Revenues	2,738,809	5,097,258	8,443,014	994,236
Taxes	2,353,438	4,501,109	7,305,279	881,810
Property Income	104,705	133,137	135,666	8,886
Grants and Aids and Special Revenues	28,000	24,987	165,866	5,132
Interest, Shares and Fines	237,727	413,162	792,085	96,807
Capital Revenues	12,357	17,507	32,390	1,489
Collections from Loans	2,583	7,356	11,727	112
2-Special Budget Institutions	48,430	85,135	185,839	22,806
3-Regularity & Supervisory Institutions	12,849	25,174	43,979	4,316
Budget Balance	-142,660	-1,380,450	-2,107,782	-309,643
Balance Excluding Interest	168,243	-705,835	-837,327	-73,022

Source: Ministry of Treasury and Finance

According to the Medium Term Program covering the period 2025-2027, primary surplus/GDP projections are 0% for 2025, 0.3% for 2026 and 0.6% for 2027.

PRIVATIZATION

As of October 24, 2025, the privatization implementations of Türkiye amounted to approximately U.S.$121.7 million in 2024 and approximately U.S.$1.706 billion in 2025.

Total privatization proceeds realized by the Turkish Privatization Administration since 1986 amounted to approximately U.S.$73.31 billion as of October 16, 2025.

DEBT

As of August 2025, the average maturity of the Republic’s domestic cash borrowing was 34.1 months, as compared to 49.6 months as of August 2024. The average annual interest rate on domestic cash borrowing (including discounted treasury bills/government bonds) on a compounded basis was 39.04% as of September 2025, compared to 37.86% as of September 2024.

The total gross outstanding external debt of the Republic was approximately U.S.$547,698 million (at then- current exchange rates) at the end of the second quarter of 2025. The following table summarizes the gross external debt profile of the Republic (at period end):

Gross External Debt Profile (in millions of U.S. Dollars)	2024 Q1	2024 Q2	2024 Q3	2024 Q4	2025 Q1	2025 Q2
GROSS EXTERNAL DEBT	494,407	505,530	518,506	517,391	522,985	547,698
SHORT-TERM	173,918	178,613	177,599	180,093	174,769	172,937
Public Sector	39,233	39,998	42,879	43,726	44,396	42,465
Central Bank	46,158	44,691	38,367	34,701	30,096	29,335
Private Sector	88,527	93,924	96,353	101,666	100,277	101,137
LONG-TERM	320,489	326,917	340.907	337.298	348.216	374,761
Public Sector	169.523	172.776	180.371	176.416	176.519	185,839
Central Bank	0	0	0	0	0	0
Private Sector	150.966	154.141	160.535	160.881	171.697	188,922

Source: Ministry of Treasury and Finance

The Republic’s EU-defined general government gross debt to GDP ratio was 24.1% in the second quarter of 2025. The Republic also maintains a large cash balance to cover its financing needs. As of October 23, 2025, the Republic’s cash account with CBRT was approximately TL 1,006 billion.

SUMMARY OF KEY ECONOMIC INDICATORS

The following table summarizes the key economic indicators of Türkiye for the periods indicated:

	2020	2021	2022	2023	2024		2025
Nominal GDP (in billions of TL)	5,142	7,434	15,326	27,091	44,587		14,579	**
Real GDP Growth (%)	1.8	11.8	5.4	5.0	3.3		4.8	**
Unemployment (%)	13.1	12.0	10.4	9.4	8.7		8.5	***
Consumer Price Index (%)	14.60	36.08	64.27	64.77	44.38		33.29	****
Domestic Producer Price Index (%)	25.15	79.89	97.72	44.22	28.52		26.59	****
Current Account Balance (in millions of U.S.$)	-30,980	-6,221	-46,283	-41,469	-10,457		5,455	***
Central Government External Debt Stock (in millions of U.S.$)	102,317	109,732	113,715	119,607	121,785		129,186	****
Public Sector Borrowing Requirement/GDP (%)	3.93	2.54	2.38	5.62	5.8	*	3.5	†

*	2026-2028 Medium Term Program.
**	As of Q2.
***	As of August 2025. Unemployment data for August 2025 is seasonally adjusted.
****	As of September 2025.
†	Provisional.

Sources: TURKSTAT, Central Bank, Ministry of Treasury and Finance

From September 19, 2025 to October 23, 2025, the İstanbul Stock Exchange National 100 Index decreased by 3.98%.